May 14, 2019

Canadian Securities Exchange
100 – 535 Thurlow Street, Office 1122
Vancouver, BC
V6E 3L2

Dear Sirs/Mesdames:

Re:	C21 Investments Inc. (the "Company")
Acquisition (the "Acquisition") of Lands, Buildings and Improvements at 24700 S. Mulino
Road, Canby Oregon, USA (the "Property")

Pursuant to section 3.3(a) of CSE Policy 6 Distributions, the Company confirms that closing of the Acquisition and transfer of title to the Property to the Company’s wholly owned subsidiary occurred on May 13, 2019.

C21 INVESTMENTS INC.

SIGNED: "Michael Kidd"

Per:
Michael Kidd
Chief Financial Officer

C21 Investments Inc, #303, 595 Howe Street, Vancouver BC, V6C 2T5